111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com Michael K. Renetzky Direct Telephone: 312-443-1823 Direct Fax: 312-896-6523 mrenetzky@lockelord.com
July 11, 2008
VIA EDGAR AND OVERNIGHT MAIL
Mr. Craig Ruckman
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Federal Life Trust
Initial Registration Statement on Form N-1A File Nos. 333-147558; 811-22145
Dear Mr. Ruckman:
On behalf of Federal Life Trust (the “Trust”), we are pleased to submit this letter in response to the comments set forth in the staff’s letter dated January 18, 2008, in connection with the above-referenced Initial Registration Statement on Form N-1A filed on November 21, 2007 (the “Registration Statement”). This letter should be read in conjunction with Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the “Amendment”), which was filed today with the Commission via EDGAR. For your convenience, we have enclosed a copy of the Amendment marked to show changes to the Registration Statement.
We have set forth below each of the staff’s numbered comments, followed by the response.
1.	General
a.	Please confirm supplementally that the fund names on the front cover page of the prospectus are and will continue to be the same as those associated with the series identifiers submitted as part of the registration statement on EDGAR.

Response: We confirm that the fund names on the front cover page of the prospectus are and will continue to be the same as those associated with the series identifiers submitted as part of the registration statement on EDGAR.

b.	Please clarify supplementally whether the funds’ fund of funds structure follows an exemption Commission order issued to the funds or the applicable sections of and rules under the Investment Company Act of 1940 (“Act”). If the former, please provide the staff with the release number of the order. If the latter, please clarify supplementally how the structure complies with those sections and rules.
Atlanta, Austin, Boston, Chicago, Dallas, Houston, London, Los Angeles, New Orleans, New York, Sacramento, Washington DC

Mr. Craig Ruckman
July 11, 2008

Response: The Trust intends to rely on a combination of statutory and Commission order exemptions in complying with Section 12(d) under the Act. The Trust, its investment adviser and subadviser have put in place compliance policies, and are in the process of devising appropriate procedures, to assure such compliance. Among others, the Trust anticipates that it may avail itself of the exemption set forth set forth in Section 12(d)(1). Additionally, the Trust anticipates that it may avail itself of the exemptions provided by Commissions orders such as those issued to PowerShares Exchange-Traded Fund Trust (Release No. 27743), Profunds (Release No. 27658) and First Trust Exchange-Traded Fund (Release No. 27845). Note, we do not intend to suggest that the Trust anticipates acquiring shares in these specific exchange traded funds. Finally, if proposed Rule 12d1-4 is adopted, the Trust anticipates that it will avail itself of that rule to assure compliance of its fund of funds structure.
c.	The prospectus describes two portfolios, one a fixed income fund and one an equity fund. Inasmuch as these are two different types of funds, we believe it can be confusing to an investor to combine the responses to Items 2(a) and 4(a) of Form N-1A as to the strategies and risks of the two funds. Accordingly, please revise the prospectus to treat the two funds separately or provide precedent for this approach.

Response: The Registration Statement has been revised in response to the staff’s comment. Please see pages 1-8 of the Amendment.

Prospectus
2.	Principal Investment Strategies (p. 1-2)
a.	Please consider disclosing more detail about the considerations the adviser will use when determining how funds will be invested within the framework of the general allocations..

Response: The Registration Statement has been revised in response to the staff’s comment. Please see pages 1-2 and 4-5 of the Amendment.

b.	The prospectus for each of the funds or funds identifies certain principal risks but do not identify the principal strategies that reflect those risks. For example, there is no principal investment strategy that corresponds to the principal investment risk. “Short Sale Risk”, discussed on page 4. In addition, there is no principal investment strategy that corresponds to the principal investment risk, “Turnover Risk”, discussed on page 5. Please identify principal investment strategies of underlying funds, that, based on estimated allocations would be principal investment strategies for the fund of funds.

Response: The Registration Statement has been revised in response to the staff’s comment. Please see pages 1-2 and 4-5 of the Amendment.

Mr. Craig Ruckman
July 11, 2008

c.	When listing the asset classes under the Federal Life Fixed Income Portfolio, please disclose that high yield bonds are commonly referred to as junk bonds the first time reference to this asset class is made.

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 2 of the Amendment.

3.	Principal Investment Risk (pp. 2-5)
a.	Please revise the discussion of the Principal Investment Risks to reflect the particular principal investment strategies of each portfolio identified as requested in Comment 2b above.

Response: The Registration Statement has been revised in response to the staff’s comment. Please see pages 2-8 of the Amendment.

b.	When discussing the “Change in Rating Risk” on page 3, please provide the investor a brief description of credit ratings, what they evaluate, and the importance of credit ratings to the marketplace.

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 3 of the Amendment. In addition, we direct the staff’s attention to the Statement of Additional Information, which contains a longer discussion regarding credit ratings. Please see “Ratings” on page 5 of the Amendment to the SAI.

4.	Fees and Expenses (pp. 5-6)
a.	The prospectus provides a range of estimated expenses for Other Expenses. Please list a single value for the estimate or provide precedent for this approach.

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 8 of the Amendment.

b.	The fee table lists 22 basis points as the Acquired Fund Fees and Expenses, even though the two funds invest in very different types of underlying funds, and notes in a footnote that this represents a “hypothetical” mix of underlying funds. Please revise the figure to reflect an estimate of expected underlying fund investments. In addition, in footnote 2 of the Annual Portfolio Operating Expenses table, please clarify that the annual operating expenses of the Underlying ETF’s are based upon estimated amounts for the current fiscal year. Form N-1A, Item 3, Instruction 3(f)(vi).

Response: The Registration Statement has been revised in response to the staff’s comment. Please see pages 8-9 of the Amendment.

Mr. Craig Ruckman
July 11, 2008

c.	Please revise the example table to show only the 1- and 3-year periods per Item 3. Instruction 5(c) of Form N-1A. Also please revise the example table to show the example that returns the highest dollar amount of fees first.

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 9 of the Amendment.

5.	Management of the Portfolios (pp. 9-10)
     The prospectus refers on page 9 to “the Investment Advisory Agreement, and notes on the same page that the Subadvisor “is engaged” to provide certain services. In addition, the prospectus notes that the annual or semi-annual report of the Portfolios will contain information about those agreements “[d]epending on when the Board of Trustees reviews and, if appropriate, renews” those agreements.
a.	Please revise the prospectus to note the dates that the Board approved the advisory agreement referred to and the subadvisory agreement.

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 12 of the Amendment.

b.	Please revise the prospectus to clarify that the factors the Board considered in approving the agreements are contained in the annual report for the year ended December 31, 2007. Form N-1A, Items 5(a)(i)(iii) and 21(d)(6), and Rule 30e-1.

Response: The Trust did not issue an annual report for the year ended December 31, 2007 as it was not yet a registered investment company. The Trust intends to include the factors that the Board considered in approving the agreements in the annual report for the year ended December 31, 2008.
6.	Excessive Trading and Market Timing Activities (p. 11)
     Please revise the prospectus to describe whether the deterrence policies and procedures are applied uniformly to all transactions. In addition, please note the extent to which the Board or parties to whom implementation of the procedures are delegated reserve discretion in deciding to restrict transactions. Finally, if such discretion is reserved, please clarify that a result of such discretion could be that some market timing activity is deterred while others are allowed to proceed.
Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 15 of the Amendment.
Statement of Additional Information
7.	Investments and Risks of the Underlying ETFs (pp. 3-18)
     Please include any risks associated with investing in the following types of securities:
a.	Inflation-Protected Obligations (p. 5)

Mr. Craig Ruckman
July 11, 2008

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 5 of the Amendment to the SAI.
b.	Illiquid Investments (pp. 9-10)

Response: The Registration Statement has been revised in response to the staff’s comment. Please see pages 9-10 of the Amendment to the SAI.

c.	OTC Options (p. 13)

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 13 of the Amendment to the SAI.

d.	Stock Index Futures and Options on Stock Index Futures (p. 13)

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 13 of the Amendment to the SAI.

e.	Swap Agreements (p. 13)

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 13 of the Amendment to the SAI.

f.	Repurchase Agreements (p. 14)

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 14 of the Amendment to the SAI.

g.	Reverse Repurchase Agreements (p. 14)

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 14 of the Amendment to the SAI.

h.	Asset-Backed and Commercial Mortgage-Backed Securities (p. 15)

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 15 of the Amendment to the SAI.

8.	Management of the Trust (pp. 19-23)
     Please complete the information in this section in accordance with Items 12 and 13 on Form N-1A.
Response: The Registration Statement has been revised in response to the staff’s comment. Please see pages 19-23 of the Amendment to the SAI.

Mr. Craig Ruckman
July 11, 2008

9.	Proxy Voting Policies of the Portfolio (p. 22)
     The SAI notes that the Adviser will normally vote on specific proxy issues in accordance with “its proxy voting guidelines,” and provides a few examples of voting on specific matter, including votes on social matters. Please supplement the discussion with more detail regarding these guidelines, or in the alternative, attach a copy of these guidelines. Please keep in mind that Portfolios are funds that invest in exchange traded funds when describing these guidelines.
Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 22 of the Amendment and new Appendix A to the SAI.
10.	Portfolio Managers (p. 24)
a.	Please revise the SAI to clarify how many other accounts managed by the portfolio manager are based on the performance of those accounts. Form N-1A, Item 15(a)(4).

Response: We respectfully submit that the SAI is correct in stating that three other accounts managed by the portfolio manager are based on the performance of those accounts. Please see page 24 of the SAI.

b.	The SAI notes that the portfolio manager is paid a percentage fee of the Portfolio assets. Please clarify whether this fee is fixed. If it is fixed, please describe the term. If it may change, please describe with specificity the criteria on which that change is based. Form N-1A, Item 15(b).

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 25 of the Amendment to the SAI.

11.	Other Service Providers (p. 26)
          Please complete the information in this section in accordance with Item 14(d) on Form N-1A.
Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 26 of the Amendment to the SAI.
12.	Exhibits
          Please confirm that all applicable exhibits will be provided under Item 23.
Response: We confirm that all applicable exhibits will be provided under Item 23.
13.	Tandy Representations
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information

Mr. Craig Ruckman
July 11, 2008

investors require for an informed decision. Since the registrant and its management are in possession of all facts relating the funds’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     Notwithstanding our comments,. in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
Response: We acknowledge the staff’s comments and intend to submit a written request for acceleration of the effective date of the Registration Statement as noted.
If you have any questions regarding these matters or require any additional information, please contact me at 312-443-1823 or my associate Nguyet Chau at 512-305-4767.
Very truly yours,
LOCKE LORD BISSELL & LIDDELL LLP
Michael K. Renetzky
MKR:mkr
Enclosure